Exhibit 3.132

LIMITED PARTNERSHIP AGREEMENT OF MONROE ROAD HOLDINGS LP

This Limited Partnership Agreement (the “Agreement”) of Monroe Road Holdings LP (the “Partnership”) dated as of January 14, 2016 (the “Effective Date”), is entered into by and between Matthews Real Estate Holdings LLC, a North Carolina limited liability company,  (the “General Partner”) and Family Dollar Stores, Inc., a Delaware corporation (the “Limited Partner” and, together with the General Partner, the “Partners”) pursuant to and in accordance with the North Carolina Revised Uniform Limited Partnership Act (NCGS § 59-101 et. seq.), as amended from time to time (the “Act”).

WHEREAS, the Partnership was formed as a limited partnership on January 14, 2016 by the filing of a certificate of limited partnership of the Partnership (the “Certificate of Limited Partnership”) with the Office of the Secretary of State of the State of North Carolina and pursuant to an agreement between the Partners to form a limited partnership under the Act; and

WHEREAS, the Partners desire to enter into this agreement of limited partnership to reflect the terms of their entire agreement with respect to the subject matter hereof.

NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.                                      Name. The name of the partnership is Monroe Road Holdings LP.

2.                                      Principal Office. The principal place of business and office of the Partnership is 10401 Monroe Rd., Matthews, NC 28105 or such other place or places as the General Partner may from time to time designate.

3.                                      Registered Agent; Registered Office. The registered agent of the Partnership for service of process in the State of North Carolina and the registered office of the Partnership in the State of North Carolina shall be that person and location reflected in the Certificate of Limited Partnership. In the event that the registered agent ceases to act as such for any reason or the registered office shall change, the General Partner shall promptly designate a replacement registered agent or file a notice of change of address, as the case may be, in the manner provided by law.

4.                                      Term. The term of the Partnership commenced on the date of the filing of the Certificate of Limited Partnership and shall continue until cancellation of the Certificate of Limited Partnership in accordance with Section 17(d) of this Agreement.

5.                                      Purpose; Powers.  The Partnership’s purpose is to purchase, hold, dispose of, or otherwise deal with investments in real estate and to engage or participate in any other lawful investment or related activities in which limited partnerships formed in the State of North

Carolina may engage or participate.  The Partnership shall have the power and authority to do any and all acts necessary or appropriate to or in furtherance of the purpose of the Partnership, including all power and authority, statutory or otherwise, possessed by, or which may be conferred upon, limited partnerships under the laws of the State of North Carolina.

6.                                      Partners. The names and the business and mailing addresses of the General Partner and the Limited Partner are as follows:

General Partner	Limited Partner

Matthews Real Estate Holdings LLC	Family Dollar Stores, Inc.

Business Address: 10401 Monroe Road Matthews, NC 28105-5349	Business Address: 10401 Monroe Road Matthews, NC 28105-5349

Mailing Address: PO Box 1017 Charlotte, NC 28201-1017	Mailing Address: PO Box 1017 Charlotte, NC 28201-1017

7.                                      Management.

(a)                                 The business and affairs of the Partnership shall be managed by the General Partner. The General Partner shall have absolute, exclusive and complete control of the business and affairs of the Partnership, and shall possess all powers necessary, convenient or appropriate to carrying out the purposes and business of the Partnership, including, without limitation, doing all things and taking all actions necessary to carrying out the terms and provisions of this Agreement.

(b)                                 The Limited Partner shall not participate in the management of the business and affairs of the Partnership and shall have no authority or right to act on behalf of the Partnership in connection with any matter.

8.                                      Capital Contributions. The General Partner is contributing $10.00 in cash to the capital of the Partnership and the Limited Partner is contributing $990.00 in cash to the capital of the Partnership as of the date hereof.

9.                                      Additional Contributions. No Partner is required to make any additional capital contribution to the Partnership.

10.                               Partnership Percentages. The partnership percentages of the Partners in the Partnership (the “Partnership Percentages”) shall be determined by the General Partner and shall be set forth in the records of the Partnership.

11.                               Fiscal Year. The fiscal year of the Partnership (the “Fiscal Year”) shall be determined by the General Partner.

12.                               Capital Accounts. The Partnership shall establish and maintain a separate capital account (a “Capital Account”) for each Partner to which (i) there shall be credited the amount of any capital contribution made by such Partner and the amount of net income allocated to such Partner, and (ii) there shall be debited the amount of any distribution made to such Partner and the amount of any net loss allocated to such Partner.  The Capital Accounts of the Partners shall be established and maintained in accordance with Section 704(b) of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury Regulations promulgated thereunder.

13.                               Allocation of Profits and Losses. The net profits or net losses of the Partnership for each Fiscal Year shall be allocated among the Partners in proportion to their respective Partnership Percentages for such Fiscal Year; provided, that if the General Partner directs that the Partnership be treated as a corporation for federal income tax purposes, then the foregoing clause shall be ignored for such Fiscal Year or Years that the Partnership is taxed as a corporation.

14.                               Tax Matters Partner. The General Partner shall be designated as the Partnership’s Tax Matters Partner for purposes of Section 6231(a)(7) of the Code. Except to the extent specifically provided in the Code or the Treasury Regulations, the Tax Matters Partner in its sole discretion will have absolute and exclusive authority to act for and on behalf of the Partnership with respect to tax matters.

15.                               Tax Returns. The General Partner shall cause to be prepared and filed on behalf of the Partnership all federal, state and local tax returns required to be filed by the Partnership, including making all elections on such tax returns. The Partnership shall bear the costs of the preparation and filing of its returns.

16.                               Distributions. Except for liquidating distributions, all distributions to the Partners shall be made at such times and in such amounts as the General Partner shall determine in its sole discretion.  All distributions (other than liquidating distributions) shall be made to the Partners in accordance with their respective Partnership Percentages.  Liquidating distributions shall be made in accordance with Section 17(b).

17.                               Dissolution; Liquidation.

(a)                                 The Partnership shall dissolve, and its affairs wound up upon the first to occur of the following: (i) the decision of the General Partner that the Partnership should be dissolved (ii) any other event or circumstance giving rise to the dissolution of the Partnership under Section 59-801 of the Act (NCGS § 59-801), unless the Partnership’s existence is continued pursuant to the Act; and (iii) the entry of decree of judicial dissolution under Section 59-802 of the Act (NCGS § 59-802).

(b)                                 Upon dissolution of the Partnership, a full and general account of all assets and liabilities of the Partnership shall be taken, the affairs of the Partnership shall be wound up and the assets of the partnership shall be applied in the following order or priority:

(i)                                     first, in discharge of (1) all claims of creditors of the Partnership who are not Partners and (2) all expenses of liquidation;

(ii)                                  second, to the pro rata payment of all claims of Partners for advances to the Partnership; and

(iii)                               finally, any remaining assets shall be distributed to the Partners in accordance with their final Capital Account balances.

(c)                                  During the period of the winding up of the affairs of the Partnership, the business of the Partnership and the rights and obligations of the Partners shall continue to be governed by this Agreement.

(d)                                 Upon the completion of the winding up of the Partnership, the General Partner, or in the absence of a general partner, any Partner, shall file a certificate of cancellation of the Certificate of Limited Partnership (the “Certificate of Cancellation”) with the Office of the Secretary of State of the State of North Carolina in accordance with Section § 59-203 of the Act (NCGS 59-203).

18.                               Limited Liability. The Limited Partner’s liability for the Partnership’s debts and obligations shall be limited to its capital contribution.

19.                               Indemnification. To the fullest extent permitted by law, the Partnership shall indemnify and hold harmless the General Partner and its partners, officers, directors, agents and employees (each an “Indemnified Person”) against any and all costs, losses, damages, liabilities, including legal fees and other expenses suffered or sustained by it by reason of (i) any act or omission arising out of or in connection with the Partnership or this Agreement, or (ii) any and all claims, demands, actions, suits or proceedings (civil, criminal, administrative or investigative), actual or threatened, in which such Indemnified Person may be involved, as a party or otherwise, arising out or in connection with such Indemnified Person’s service to or on behalf or, or management of the affairs or assets of, the Partnership, or which relate to the Partnership, provided that the Indemnified Person’s acts, omissions or alleged acts or omissions were not made in bad faith or did not constitute gross negligence, wilful misconduct or fraud and any such amount shall be paid by the Partnership to the extent assets are available, but the Limited Partner shall not have any personal liability to the General Partner on account of such loss, damage or expense.

20.                               Amendments; Additional Partners. This agreement may be amended pursuant to a written agreement between the General Partner and the Limited Partner.

21.                               Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses set forth in Section 6 of this Agreement (or to such other address that may be designated by the receiving party from time to time in accordance with this section).

22.                               Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of North Carolina, without giving effect to any choice or conflict of law provision or rule (whether of the State of North Carolina or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of North Carolina.

23.                               Headings.  The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

24.                               Severability. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

25.                               Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

26.                               Entire Agreement. This Agreement, together with the Certificate of Limited Partnership, constitutes the entire agreement of the Partners with respect to the subject matter hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

MATTHEWS REAL ESTATE HOLDINGS LLC
By: Family Dollar Stores, Inc., its Sole Member

By	/s/ Kevin S. Wampler
Name:	Kevin S. Wampler
Title:	Executive Vice President &
Chief Financial Officer

FAMILY DOLLAR STORES, INC.

By	/s/ Kevin S. Wampler
Name:	Kevin S. Wampler
Title:	Executive Vice President &
Chief Financial Officer